Exhibit (a)(1)(a)

SIGMA DESIGNS, INC.

Offer to Amend the Exercise Price of Certain Options

The offer and withdrawal rights will expire at

1:00 p.m., Pacific Time, on Wednesday, June 13, 2007, unless we extend them.

By this Offer to Amend the Exercise Price of Certain Options (this “Offer to Amend”), we are giving all eligible option holders holding eligible options to purchase shares of our common stock the opportunity to amend such options and to receive a cash payment (the “offer”).

We have determined that certain of your stock options were granted at a discount from fair market value and therefore may be subject to adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). These consequences are comprised of the imposition of income tax in connection with the vesting of such stock options without regard to whether such stock options are actually exercised, plus an additional 20% tax and interest charges. Some states, including California, have adopted provisions similar to Section 409A of the Code under state tax law, and for eligible option holders subject to income taxation in these states, the total penalty tax could be higher than 20% (a 20% federal penalty tax and potentially a state penalty tax). As a result, eligible option holders may be subject to tax at an aggregate rate of 80% or more on the value of the shares subject to the eligible options, even if the eligible option is never exercised. If you are eligible and elect to participate in the offer, your eligible options will be amended and we expect that they will no longer be subject to the adverse tax consequences under Section 409A of the Code or similar provisions under state tax law.

You are an “eligible option holder” only if:

•

you are a non-executive employee of Sigma Designs, Inc. or one of its subsidiaries (collectively referred to as “Sigma,” the “Company,” “we,” “our” or “us”) on the date hereof and on the expiration date of the offer;

•	you are subject to federal income tax in the United States; and

•	you hold one or more eligible options.

The offer is not being made to any of our current or former executive officers or directors, regardless of whether they hold eligible options.

An option to purchase Sigma common stock is eligible for amendment in connection with the offer (“eligible option”) only if each of the following conditions is met:

•	the option was granted under Sigma’s Amended and Restated 1994 Stock Plan (the “1994 Plan”) or Sigma’s 2001 Employee Stock Option Plan (the “2001 Plan”);

•

the option has an exercise price per share that is less than the fair market value per share of the common stock underlying the option on the option’s measurement date for financial reporting purposes;

•	the option was unvested as of December 31, 2004 (if only a portion of an option was unvested as of December 31, 2004, the unvested portion may be an “eligible option”); and

•	the option is outstanding on the date hereof and as of the last date on which the offer remains open for acceptance, which we refer to in the offer as “the expiration date.”

If you are an eligible option holder and elect to participate in the offer:

•

Your eligible option will be amended to increase the original exercise price per share to the fair market value per share of our common stock on the measurement date for financial reporting purposes (as listed on your Addendum provided to you on May 15, 2007).

•

You will receive a cash payment for each eligible option equal to the difference between the new exercise price per share of the amended option and the original exercise price per share of the eligible option multiplied by the number of shares subject to the amended option in the manner described below.

If you are eligible and elect to accept the offer with respect to an eligible option, such option will be amended on the date that the offer expires (currently expected to be Wednesday, June 13, 2007) and you will receive paperwork regarding your amended option promptly after the expiration of the offer. Each amended option will be subject to an amended option agreement between you and the Company. Any amended option you receive will continue to be subject to the original vesting schedule and all other terms applicable to the eligible option, other than the new exercise price per share.

Promptly following the expiration of the offer, we will send you a “Promise to Make Cash Payment” evidencing your right to receive a cash payment with respect to the amendment of your eligible options. The cash payment will not be subject to any further vesting conditions and will be paid to you on the Company’s first payroll date following January 1, 2008, less applicable withholding tax, regardless of whether the eligible option is vested and regardless of whether or not you are employed by us at that time. The delay in the cash payment is required in order to avoid adverse tax consequences under Section 409A of the Code.

The offer is not conditioned upon a minimum number of eligible options being accepted, but it is subject to certain other customary conditions.

Our common stock is traded on the Nasdaq Global Market under the symbol “SIGM”. On May 14, 2007, the closing price of our common stock was $28.04 per share. You should evaluate current market quotes for our common stock, among other factors, before deciding to participate in the offer.

See “Risks of Participating in the Offer” on page 13 for a discussion of risks that you should consider before participating in the offer.

ACTION YOU MUST TAKE TO PARTICIPATE IN THE OFFER

In order to participate in the offer, you must complete and sign the attached election form, and fax it to us at (408) 957-9889, e-mail it to option-offer@sdesigns.com, or hand deliver it to Kit Tsui or Maggie Anderson at Sigma Designs, Inc., 1221 California Circle, Milpitas, CA 95035 so that we receive it before 1:00 p.m., Pacific Time, on Wednesday, June 13, 2007.

Only responses that are complete, signed, and actually received by us by the deadline will be accepted. Responses that are received after the deadline will not be accepted. We intend to confirm the receipt of your election form and/or any withdrawal form by e-mail within two business days. If you have not received an e-mail confirmation, you should notify us that you have provided us with your election form and/or any withdrawal form. Responses may only be submitted via fax, e-mail, or hand delivery, as set forth above. Responses submitted by any other means, including mail and Federal Express (or similar delivery service), are not permitted and will not be accepted. The delivery of election and withdrawal forms is at your risk.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has passed upon the accuracy or adequacy of the offer. Any representation to the contrary is a criminal offense.

You should direct questions about the offer to Kit Tsui or Maggie Anderson at:

Sigma Designs, Inc.

1221 California Circle, Milpitas, CA 95035

Phone: (408) 262-9003

Fax: (408) 957-9889

E-mail: option-offer@sdesigns.com

You should consult your own tax advisor concerning the federal income tax consequences of participating or not participating in the offer in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

Although our board of directors has approved the offer, our board of directors is not making any recommendation to you as to whether you should participate in the offer. You must make your own decision as to whether to participate in the offer. In so doing, you should read carefully the information in this Offer to Amend and the related offer documents.

You should rely only on the information contained or incorporated by reference in this Offer to Amend or documents to which we have referred you. We have not authorized anyone to provide you with different information. We are not making the offer in any jurisdiction in which the offer is not permitted. However, we may, at our discretion, take any actions necessary for us to make the offer to option holders in any of these jurisdictions. You should not assume that the information provided in this Offer to Amend is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of the offer. This Offer to Amend summarizes various documents and other information. These summaries are qualified in their entirety by reference to the documents and information to which they relate.

SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS

The following are answers to some of the material questions that you may have about the offer. However, we urge you to carefully read this entire Offer to Amend, the accompanying e-mail from us dated May 15, 2007, and the election and withdrawal forms, together with their associated instructions, as well as the other offer documents. The offer is made subject to the terms and conditions of these offer documents as they may be amended from time to time. Additional important information is contained in the remainder of this Offer to Amend and the other offer documents. We have included in this summary references to other Sections in this Offer to Amend to help you find a more complete description of these topics.

Q1.	What is the offer?	3

Q2.	Why is the Company making the offer?	3

Q3.	Who is eligible to participate in the offer?	4

Q4.	Which options are eligible under the terms of the offer?	4

Q5.	How do I participate in the offer?	4

Q6.	If I decide to participate in the offer, what will happen to my current eligible options and what consideration will I receive for the amendment of my options?	5

Q7.	When will I receive my cash payment and amended options?	5

Q8.	Am I required to participate in the offer?	6

Q9.	What happens if I elect to participate in the offer but leave the Company before the expiration of the offer?	6

Q10.	If I leave the Company before the offer expires and therefore cannot participate in the offer, what happens to my eligible options?	6

Q11.	What will be the exercise price of my amended options?	6

Q12.	Once my options are accepted, is there anything I must do to receive the cash payment with respect to the amendment of my options?	6

Q13.	If I participate in the offer, do I have to remain an employee of the Company to receive the cash payment in January 2008?	7

Q14.	When will my amended options vest?	7

Q15.	Will the terms and conditions of my amended options be the same as my original eligible options?	7

Q16.	What happens to my options if I do not turn my election form in by the deadline, choose not to participate or my options are not accepted?	7

Q17.	If I hold multiple eligible options, can I choose options with respect to which I want to accept the offer?	7

Q18.	Are there any positive or negative tax consequences to my participation in the offer?	8

Q19.	How will the cash payment with respect to the amendment of eligible options be taxed?	8

Q20.	If I choose to fully participate in the offer, are there circumstances under which my eligible options would be amended and I would not receive a cash payment?	9

Q21.	How will you confirm to me that my election form or withdrawal form has been received?	9

Q22.	Can I accept the offer with respect to shares of the Company’s common stock that I previously acquired upon the exercise of options?	9

Q23.	Will my decision to participate in the offer have an impact on my ability to receive options in the future?	9

Q24.	How do you determine whether I have properly accepted the offer?	9

Q25.	When will my amended options expire?	10

Q26.	What will constitute an agreement to amend eligible options?	10

Q27.	Will I receive an amended option agreement?	10

Q28.	If I have an option that is partially amended, how do I exercise the option?	10

Q29.	Is the offer conditioned upon it being accepted with respect to a minimum number of eligible options?	10

Q30.	Do I have to pay a commission in connection with the amendment of my eligible options?	10

Q31.	If you extend the offer, how will you notify me?	10

Q32.	Can I change my mind and withdraw from the offer?	11

Q33.	How do I withdraw my election?	11

Q34.	What if I withdraw my election and then decide again that I want to participate in the offer?	11

Q35.	Can I change my mind about which options with respect to which I want to accept the offer?	11

Q36.	How should I decide whether or not to accept the offer with respect to my eligible options?	11

Q37.	Has the Company or its board of directors adopted a position on the offer?	11

Q38.	Who can I talk to if I have questions about the offer, or if I need additional copies of the offer documents?	12

Q1.	What is the offer?

A1.	The offer is a voluntary opportunity for eligible option holders: (1) to elect to have certain outstanding options amended to increase their exercise price, and (2) to receive a cash payment with respect to the amendment of such options. The offer is described in the following questions and answers, and in the remainder of this Offer to Amend.

Terms used in this Offer to Amend

The following are some terms that are frequently used in this Offer to Amend.

•	“Amended options” refers to eligible options that are amended pursuant to the offer.

•

“Amendment date” refers to the date when eligible options with respect to which you accept the offer will be amended to reflect a new exercise price per share. The new exercise price per share will be equal to the fair market value per share of the Company’s common stock on the eligible option’s measurement date for financial reporting purposes. We expect that the amendment date will be Wednesday, June 13, 2007, which is the same date as the expiration date. If the expiration date is extended, then the amendment date will be similarly extended.

•

“Addendum” refers to the document that will be provided on May 15, 2007 to each eligible option holder that holds eligible options. The Addendum will list eligible options, a description of any potential cash payment, the measurement date for financial reporting purposes of the eligible options and the new exercise price for each eligible option should you accept the offer with respect to such option.

•

“Eligible option holder” refers to all employees of the Company or any of its subsidiaries that (i) are current employees of the Company or any of its subsidiaries as of the date hereof and as of the expiration date of the offer, (ii) hold eligible options and (iii) are subject to United States federal income tax. None of our current or former executive officers or directors are eligible option holders.

•	“Employee” means an employee of the Company or any of its subsidiaries.

•

“Executive officers” refers to those officers of the Company listed in Section 11 of this Offer to Amend, who are officers for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•

“Expiration date” refers to the date on which the offer expires. The expiration date will be Wednesday, June 13, 2007 at 1:00 p.m., Pacific Time, unless the offer is extended. We may extend the expiration date at our sole discretion. If we extend the offer, the term “expiration date” will refer to the time and date at which the extended offer expires.

•

“New exercise price” refers to the exercise price per share at which amended options may be exercised to purchase Sigma common stock. An amended option’s new exercise price per share will be equal to fair market value per share of Sigma common stock on the applicable eligible option’s measurement date for financial reporting purposes. Your Addendum will list this new exercise price per share for each eligible option should you accept the offer with respect to such option.

•

“Offer period” or “offering period” refers to the period from the commencement of the offer to the expiration date. This period commenced on Tuesday, May 15, 2007, and will end at 1:00 p.m., Pacific Time, on Wednesday, June 13, 2007, unless the offer is extended.

Q2.	Why is the Company making the offer?

A2.

As part of a review of our option granting process, we have determined that certain options were issued with an exercise price per share less than the fair market value of the underlying stock on the measurement date for financial reporting purposes. Recently enacted tax legislation under the American Jobs Creation Act of

2004 and tax regulations thereunder (together, referred to as “Section 409A”) provide that options that were granted at a discount and vest after December 31, 2004 will likely cause the eligible option holders to be subjected to unfavorable tax consequences. If eligible options are amended, the unfavorable tax consequences as described in Section 14 of this Offer to Amend should be eliminated. (See Section 3)

Q3.	Who is eligible to participate in the offer?

A3.	You may participate in the offer if you are a non-executive employee of the Company or any of its subsidiaries on the date hereof and on the expiration date of the Offer and you are subject to federal income tax in the United States. You must hold eligible options in order to participate. (See Section 1)

Q4.	Which options are eligible under the terms of the offer?

A4.	An option to purchase common stock is an eligible option under the offer only if each of the following conditions is met:

•	the option was granted under the 1994 Plan or the 2001 Plan;

•

the option has an exercise price per share that was less than the fair market value per share of the common stock underlying the option on the option’s measurement date for financial reporting purposes;

•	the option was unvested as of December 31, 2004 (if only a portion of an option was unvested as of December 31, 2004, the unvested portion may be an “eligible option”); and

•	the option is outstanding as of the date hereof and as of the expiration date.

Q5.	How do I participate in the offer?

A5.	In order to participate in the offer, you must do the following before 1:00 p.m., Pacific Time, on Wednesday, June 13, 2007 (the expiration date):

1. Properly complete and sign the attached election form.

2. Deliver the completed and signed election form to us.

If you participate in the offer, you will be required to accept the offer with respect to all of the shares subject to any of your eligible options with respect to which you accept the offer. We have provided you with an Addendum listing your eligible options, a description of any potential cash payment and the new exercise price for each eligible option should you accept the offer with respect to such option. If you hold an option that is not listed on the Addendum, the option is not an eligible option and is not subject to the offer.

This is a one-time offer, and we will strictly enforce the election period. We reserve the right to reject any election related to options with respect to which you have elected to accept the offer that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions of the offer, we will accept all eligible options with respect to which a proper election has been made by an eligible option holder promptly after the expiration of the offer. (See Section 4)

Your election to participate becomes irrevocable at 1:00 p.m., Pacific Time, on Wednesday, June 13, 2007, unless the offer is extended, in which case your election will become irrevocable at the new expiration date.

We may extend the offer. If we extend the offer, we will issue a press release disclosing the extension no later than 9:00 a.m., Eastern Time, on the business day following the previously scheduled expiration date.

If you participate in the offer, you must complete and sign the attached election form and fax it to us at (408) 957-9889, e-mail it to option-offer@sdesigns.com or hand deliver it to Kit Tsui or Maggie Anderson at Sigma Designs, Inc., 1221 California Circle, Milpitas, CA 95035 before 1:00 p.m., Pacific

Time, on Wednesday, June 13, 2007. Only responses that are complete, signed and actually received by us by the deadline will be accepted. Responses received after the deadline will not be accepted. The delivery of election forms is at your risk. The Company intends to confirm the receipt of your election form and/or any withdrawal form by e-mail within two business days. If you have not received an e-mail confirmation, you should notify us that you have provided us with your election form and/or any withdrawal form. Responses may only be submitted via fax, e-mail or hand delivery, as set forth in the first sentence of this paragraph. Responses submitted by any other means, including mail and Federal Express (or similar delivery service), are not permitted and will not be accepted.

Q6.	If I decide to participate in the offer, what will happen to my current eligible options and what consideration will I receive for the amendment of my options?

A6.	If you are eligible and elect to participate in the offer, your eligible options will be amended on the amendment date, which is the same day as the expiration date. The expiration date will be Wednesday, June 13, 2007, unless the offer period is extended. The amended option will continue to be subject to the terms and conditions of the option plan under which it was granted, and to an amended option agreement between you and the Company. The amended option will continue to vest pursuant to the schedule in the original option agreement related to the option. You will also become entitled to receive a cash payment with respect to the amendment of your eligible options, as described below. (See Section 2 and Section 6)

Summary of Amendment and Cash Payment

1. Your eligible option will be amended to increase the original exercise price per share to the fair market value per share of our common stock on the measurement date for financial reporting purposes (as listed on your Addendum).

2. You will receive a cash payment equal to the difference between the new exercise price per share of the amended option and the original exercise price per share of the eligible option multiplied by the number of shares subject to the amended option in the manner described below.

3. The cash payment will be made, less applicable tax withholding, on the first payroll date following January 1, 2008.

4. The total cash payment you may be entitled to receive for your eligible options will be listed on your Addendum.

Eligible Option Example

You were issued options to purchase 1,600 shares of stock with an exercise price per share equal to $4.67 per share, of which 600 shares vested on or before December 31, 2004. The fair market value of the Company’s stock was $6.53 on the deemed measurement date for financial reporting purposes. As of the offer expiration date, 1,400 shares were vested (800 shares of which vested after December 31, 2004) and you had not exercised any portion of the options. The options will be eligible options with respect to 1,000 shares (the 600 shares which vested on or before December 31, 2004 are not subject to Section 409A and are therefore not eligible and will not be amended) and if you accept the offer with respect to the 1,000 options pursuant to the terms of the offer you will receive the following:

1. The options to purchase 1,000 shares will be amended to increase the exercise price per share to $6.53 per share. 1,400 shares subject to the amended options will be vested as of the amendment date.

2. A “promise to make cash payment” of $1,860 (($6.53-$4.67) multiplied by 1,000), less applicable tax withholding, payable on the first payroll date following January 1, 2008.

Q7.	When will I receive my cash payment and amended options?

A7.

Any cash payment owed to you for an eligible option with respect to which you have elected to accept the offer will be paid to you, less any applicable tax withholding, on the first payroll date following January 1,

2008. The delay in the cash payment is required in order to avoid adverse tax consequences under Section 409A of the Code. Promptly following the expiration date, we will send you a “Promise to Make Cash Payment” evidencing your right to receive a cash payment with respect to the amendment of your eligible options. This payment will not be subject to any vesting conditions or otherwise be subject to forfeiture. (See Section 6)

Any eligible options with respect to which you have elected to accept the offer will be amended on the amendment date. The amendment date will be the same date as the expiration date. We expect the amendment date will be Wednesday, June 13, 2007. If the expiration date of the offer is extended, the amendment date will be similarly extended. Promptly after the expiration of the offer, you will receive paperwork regarding your amended options. (See Section 6)

You will be entitled to receive the cash payment regardless of whether you remain employed with the Company on the actual cash payment date.

Q8.	Am I required to participate in the offer?

A8.	No. Participation in the offer is completely voluntary.

However, if you do participate in the offer with respect to any eligible option, you must accept the offer with respect to all of the shares subject to the outstanding portion of that option, to the extent such shares vested, or are scheduled to vest, after December 31, 2004. (See Section 2)

If you do not participate in the offer, you may be subject to certain adverse tax consequences. Please see Questions and Answers 16 and 18 for a description of the potential consequences to you if you decide not to participate in the offer.

Q9.	What happens if I elect to participate in the offer but leave the Company before the expiration of the offer?

A9.	You may only participate in the offer if you are an employee of the Company or any of its subsidiaries on the date hereof and on the expiration date of the Offer. (See Section 1) If, for any reason, you are not an employee of the Company or a successor entity through the expiration date, you will not be entitled to participate in the offer, your options will not be amended and you will not be entitled to receive the cash payment. Instead, you will keep all of your eligible options in accordance with their current terms. (See Section 6)

Q10.	If I leave the Company before the offer expires and therefore cannot participate in the offer, what happens to my eligible options?

A10.	Your unvested options will expire immediately on termination of employment and you will have 90 days (or such other period specified in your option paperwork, if different) to exercise your vested stock options. As discussed in Section 14, upon exercise of any eligible options, you will potentially be subject to adverse tax consequences under Section 409A, for which you will be solely responsible.

Q11.	What will be the exercise price of my amended options?

A11.	Amended options will have an exercise price per share equal to what the fair market value of our common stock was on the option’s deemed measurement date for financial reporting purposes as listed on your Addendum. (See Section 9)

Q12.	Once my options are accepted, is there anything I must do to receive the cash payment with respect to the amendment of my options?

A12.

No. You do not need to do anything in order to receive your cash payment. The cash payment, less any applicable tax withholding, with respect to the amendment of eligible options will be made on the first payroll date following January 1, 2008. Promptly following the expiration date, we will send you “Promise to Make Cash Payment” evidencing your right to receive a cash payment with respect to the amendment of eligible options. This payment will not be subject to any vesting conditions or otherwise be subject to forfeiture, and is nontransferable and may not be pledged by you. (See Section 6)

Once the offer has expired and your election with respect to options has been accepted, your options will be amended. There is nothing that you must do with respect to such amendment. Your amended options will be amended on the expiration date. (See Section 1)

Q13.	If I participate in the offer, do I have to remain an employee of the Company to receive the cash payment in January 2008?

A13.	No. You will be entitled to receive the cash payment for your amended options regardless of whether you remain employed with the Company on the actual cash payment date. (See Section 6)

Q14.	When will my amended options vest?

A14.	If your option is amended, it will continue to vest according to the vesting schedule of your original eligible option. Future vesting is subject to your continued employment with us through each relevant vesting date. (See Section 9)

Q15.	Will the terms and conditions of my amended options be the same as my original eligible options?

A15.	Yes. Except for the exercise price per share, the terms and conditions of your amended options will remain the same as the original eligible options they replace in all respects. (See Section 9 and Section 14)

Q16.	What happens to my options if I do not turn my election form in by the deadline, choose not to participate or my options are not accepted?

A16.	If we do not receive your election form by the deadline, if you choose not to participate, or if your options are not accepted by us in connection with the offer, your existing eligible options will (1) remain outstanding until they expire by their terms, (2) retain their current exercise price per share, and (3) retain all of their other terms and conditions, including their current vesting schedule. As described in Question and Answer 18, you may be required to recognize ordinary income before your eligible options are exercised and may also be subject to an additional 20% tax and interest penalty. (See Section 14) Certain states, including California, have adopted provisions similar to Section 409A under state tax law, and for holders of eligible options subject to income taxation in such states, the total penalty tax could be higher than 20% (a 20% federal penalty tax and potentially a state penalty tax). As a result, eligible option holders may be subject to tax at an aggregate rate of 80% or more on the value of the shares subject to the eligible options, even if the eligible option is never exercised. We recommend that you consult with your financial, legal and/or tax advisors regarding the tax consequences associated with your non-participation in the offer. (See Section 14)

Q17.	If I hold multiple eligible options, can I choose options with respect to which I want to accept the offer?

A17.

Yes. However, if you choose to accept the offer with respect to any of your eligible options, you must accept the offer with respect to all of the shares subject to such eligible option, except as described below. If you have previously exercised a portion of an eligible option, your election will apply only to the portion of such option that remains outstanding and unexercised as of the expiration date. If you hold an option and one portion of the option has vested prior to December 31, 2004, and the remainder has vested or is scheduled to vest after December 31, 2004, only the portion that has vested or is scheduled to vest after December 31, 2004 is an eligible option. (See Section 2)

Q18.	Are there any positive or negative tax consequences to my participation in the offer?

A18.	Yes. As a result of participation in the offer, you may avoid potentially adverse tax consequences associated with your eligible options under United States federal income tax law.

Section 409A of the Code and proposed tax regulations under the American Jobs Creation Act of 2004 provide that stock options issued with an exercise price per share less than the fair market value of the underlying stock on the date of grant (that is, stock options granted at a discount) must have fixed exercise dates to avoid early income recognition and an additional 20% tax and interest charges. None of the eligible options have fixed exercise dates and therefore Section 409A would likely subject the holders to income recognition before the options are exercised and would subject the holders to the additional 20% federal tax and interest charges. It is likely that the holders would have income recognition equal to the difference between the fair market value of the shares and the exercise price per share, or the “spread,” on the newly vesting options. However, because the regulations do not explicitly address the treatment of discounted stock options, this tax treatment remains unclear.

Please also see Question and Answer 16 for a description of the potential consequences to you if you decide not to participate in the offer and instead keep your current options.

If you participate in the offer, you should not be required under current law to recognize income for United States federal income tax purposes at the time you choose to accept the offer. On the amendment date, you will not be required under current law to recognize income for United States federal income tax purposes with respect to any amended options. However, you will have taxable income with respect to the cash payment that will be made to you in January 2008. In addition, you may have taxable income when you exercise your amended options or when you sell your shares of common stock underlying your amended options. (See Section 14)

Uncertainty

Section 409A is a relatively new statute. Although the Internal Revenue Service (the “IRS”) has issued regulations and interim guidance under Section 409A, the applicability of its provisions to discounted stock options is not entirely clear. Your personal tax advisor may advocate a position under the current statute that your eligible options are exempt or subject to different treatment under Section 409A. However, we cannot guarantee the outcome of any such positions.

The discussion above is based upon the provisions of the Code and regulations, rulings and judicial decisions as of the date of this Offer to Amend. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed above.

If you are considering participating in the offer, you should consult your own financial, legal and/or tax advisors concerning the federal income tax consequences in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

Q19. How will the cash payment with respect to the amendment of eligible options be taxed?

A19.

You will be taxed upon the receipt of the cash payment with respect to the amendment of your eligible options. This cash payment will constitute wages for tax withholding purposes. Accordingly, we must withhold all applicable U.S. federal, state and local income and employment tax required to be withheld with respect to such payment. You will receive only the portion of the cash payment remaining after all those taxes have been withheld. (See Section 14)

The discussion above is based upon the provisions of the Code and regulations, rulings and judicial decisions as of the date of this Offer to Amend. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed above.

If you are considering participating in the offer, you should consult your own financial, legal and/or tax advisors concerning the federal, state and local income tax consequences in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

Q20.	If I choose to participate in the offer, are there circumstances under which my eligible options would be amended and I would not receive a cash payment?

A20.	No. However, if you choose to accept the offer with respect to eligible options that are unvested and if you are no longer an employee of the Company or one of its subsidiaries on the date that the original option would have vested, any amended options you hold will cease to vest and will terminate in accordance with their terms.

Moreover, even if we accept your eligible options, your option will not be amended if we are prohibited from doing so by applicable laws. For example, we could become prohibited from amending options as a result of changes in SEC or Nasdaq Global Market rules. We do not anticipate any such prohibitions at this time. (See Section 13)

Q21.	How will you confirm to me that my election form or withdrawal form has been received?

A21.	We intend to confirm the receipt of your election form and/or any withdrawal form by e-mail within two U.S. business days. If you have not received an e-mail confirmation within two business days, you should notify us that you have provided us with your election form and/or any withdrawal form.

Q22.	Can I accept the offer with respect to shares of the Company’s common stock that I previously acquired upon the exercise of options?

A22.	No. The offer relates only to outstanding eligible options to purchase Sigma common stock. You may not accept the offer with respect to shares of our common stock previously acquired upon the exercise of options. (See Section 2)

Q23.	Will my decision to participate in the offer have an impact on my ability to receive options in the future?

A23.	No. Your election to participate or not participate in the offer will not have any effect on our making future grants of options to purchase common stock, or any other rights to you or anyone else. (See Section 7)

Q24.	How do you determine whether I have properly accepted the offer?

A24.

We will determine, at our sole discretion, all questions about the validity, form, eligibility (including time of receipt), and acceptance of any election forms, withdrawal forms or options. Subject to any order or decision by a court or arbiter of competent jurisdiction, our determination of these matters will be final and binding on all parties. We reserve the right to reject any election form, withdrawal form or any options under the offer that we determine are not in appropriate form or that we determine are unlawful to accept. We will accept all properly elected eligible options that are not validly withdrawn, subject to the terms of the offer.

No election with respect to eligible options will be deemed to have been properly made until all defects or irregularities have been cured by you or waived by us. We have no obligation to give notice of any defects or irregularities in any election or withdrawal form, and we will not incur any liability for failure to give any notice. (See Section 4)

Q25.	When will my amended options expire?

A25.	Each amended option issued to you in connection with the offer will expire on the same date as the scheduled expiration of your original eligible options or earlier upon your termination of employment or service with the Company. (See Section 9)

Q26.	What will constitute an agreement to amend eligible options?

A26.	Your election to participate in the offer through the procedures described in this Offer to Amend will constitute your acceptance of the terms and conditions of the offer. Our acceptance of your options for amendment will constitute a binding agreement between the Company and you upon the terms and subject to the conditions of the offer, as described in this Offer to Amend. (See Section 4)

Q27.	Will I receive an amended option agreement?

A27.	Yes. All amended options will be subject to an amended option agreement between you and the Company. The Company will send you a Promise to Make Cash Payment and Option Amendment regarding your amended options. (See Section 9)

Q28.	If I have an option that is partially amended, how do I exercise the option?

A28.	The term “eligible option” includes the portion of an option that was unvested as of December 31, 2004. If you hold an option that was unvested as of December 31, 2004 with respect to some of the underlying shares and vested as of December 31, 2004 with respect to the remaining shares, only the unvested portion constitutes an “eligible option” for purposes of the offer. If you elect to accept the offer with respect to this portion of the option, the portion of the option that was vested as of December 31, 2004 will retain the original exercise price per share and the portion of the option that was unvested as of December 31, 2004 will have the new exercise price per share. In this instance, in addition to providing you an Option Amendment, we will also provide you an amended exercise form. The amended exercise form will allow you to indicate, if and when you exercise this amended option, which shares you are exercising and the applicable exercise price of these shares.

Q29.	Is the offer conditioned upon it being accepted with respect to a minimum number of eligible options?

A29.	No. The implementation of the offer is not conditioned upon it being accepted with respect to a minimum number of eligible options. However, the completion of the offer is subject to a number of customary conditions that are described in Section 7 of this Offer to Amend. (See Section 7)

Q30.	Do I have to pay a commission in connection with the amendment of my eligible options?

A30.	No. You will not be required to pay any commission or make any other payments to the Company if you decide to participate in the offer.

Q31.	If you extend the offer, how will you notify me?

A31.	If we extend the offer, we will issue a press release, e-mail or other form of communication disclosing the extension no later than 9:00 a.m., Eastern Time, on the next U.S. business day following the previously scheduled expiration date. (See Sections 2 and 15)

Q32.	Can I change my mind and withdraw from the offer?

A32.	Yes. You may change your mind after you have submitted an election form and withdraw from the offer at any time before the expiration date. If we extend the expiration date, you may withdraw your election with respect to some or all of your eligible options at any time until the extended offer expires. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal form we receive before the expiration date. (See Section 5)

Q33.	How do I withdraw my election?

A33.	To withdraw your election with respect to some or all of your eligible options, you must do the following before the expiration date:

1. Properly complete and sign the attached withdrawal form.

2. Deliver the completed and signed withdrawal form to us. (See Section 5)

Any election with respect to eligible options you do not withdraw will remain in effect under the offer pursuant to the prior election form.

Q34.	What if I withdraw my election and then decide again that I want to participate in the offer?

A34.	If you have withdrawn your election to participate and then decide again that you would like to participate in the offer, you may re-elect to participate by submitting a new properly completed election form before the expiration date. You may elect to accept the offer with respect to some or all of the eligible option grants. The new election form must be signed and dated after the date of your withdrawal form. (See Section 5)

Q35.	Can I change my mind about which eligible options with respect to which I want to accept the offer?

A35.	Yes. You may change your mind after you have submitted an election form and change the eligible options with respect to which you elect to accept the offer at any time before the expiration date by completing and submitting a withdrawal form to us. (See Section 5) If we extend the expiration date, you may change your election at any time until the extended offer expires. You may elect to accept the offer with respect to additional eligible options, or you may choose to accept the offer with respect to fewer eligible options. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal form we receive before the expiration date. Please be sure that any new election form you submit includes all the eligible options with respect to which you want to accept the offer and is clearly dated after your last-submitted election or withdrawal form.

Q36.	How should I decide whether or not to accept the offer with respect to my eligible options?

A36.	We understand that the decision whether or not to accept the offer with respect to your eligible options in the offer will be a challenging one for many employees. The offer is subject to risks (see “Risks of Participating in the Offer” on page 13 of this Offer to Amend for information regarding some of these risks). There are no guarantees that you would not ultimately receive greater value from your eligible options if you decline the offer, exercise your eligible options and sell the shares of our common stock received upon such exercise. The decision to participate in the offer must be your own. We recommend that you consult with your financial, legal and/or tax advisors to help determine if participation in the offer is right for you. (See Section 3)

Q37.	Has the Company or its board of directors adopted a position on the offer?

A37.

Our board of directors has approved the offer. However, neither we nor our board of directors is making any recommendation to you as to whether you should participate in the offer. You must make your own decision as to whether to participate in the offer. In so doing, you should read carefully the information in this Offer to Amend and the related offer documents.

Q38.	Who can I talk to if I have questions about the offer, or if I need additional copies of the offer documents?

A38.	If you need additional copies of the Offer to Amend or the election or withdrawal forms, you should contact Kit Tsui or Maggie Anderson at:

Sigma Designs, Inc.

1221 California Circle

Milpitas, CA 95035

Phone: (408) 262-9003

Fax: (408) 957-9889

E-mail: option-offer@sdesigns.com

For additional information, assistance or questions concerning the offer or questions about the tax consequences discussed in the offer, please contact Kit Tsui or Maggie Anderson at:

Sigma Designs, Inc.

1221 California Circle

Milpitas, CA 95035

Phone: (408) 262-9003

Fax: (408) 957-9889

E-mail: option-offer@sdesigns.com

RISKS OF PARTICIPATING IN THE OFFER

Participating in the offer involves a number of risks, including those described below. You should carefully consider these risks, together with other information contained in this Offer to Amend, before deciding to participate in the offer. In addition, we strongly urge you to read the information included in our most recent Annual Report on Form 10-K before deciding whether or not to participate in the offer. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially adversely affect our business, financial condition or results of operations.

Tax-related risks

The IRS could change the expected Section 409A tax consequences.

The IRS could provide additional guidance with respect to Section 409A and the tax implications of discount options. It is possible that such guidance could be significantly different from the current guidance. New guidance could impose less onerous tax consequences on discount options and, as a result, it may have been more beneficial to you not to participate in the offer and not to have amended your eligible options.

You may incur additional tax and penalties under state and local tax laws.

The offer is being made to avoid certain adverse U.S. federal income tax consequences to holders of eligible options under Section 409A. Certain states, including California, have adopted, and other states and local tax authorities may adopt, provisions similar to Section 409A. Since the offer does not address, and eligible options are not amended to avoid, potential adverse effects of applicable state and local tax laws, there can be no assurance that you will not incur additional tax and penalties under state and local tax laws with respect to your eligible options, and you may incur such tax and penalties even if your eligible options are amended pursuant to the terms of the offer.

Business-related risks

The information included under “Part I—Item 1A—Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended February 3, 2007, filed with the SEC on April 20, 2007, is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

This Offer to Amend includes forward-looking statements. Statements that are predictive in nature, that depend upon or refer to events or conditions or that include words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” or “continue,” and any other words of similar meaning are forward-looking statements. Forward-looking statements, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual results, events or conditions to differ materially from those expressed or implied by such forward-looking statements. For a discussion of some of these risks and uncertainties, please see the information included under “Part I—Item 1A—Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended February 3, 2007, which is incorporated herein by reference.

THE OFFER

1. Eligibility

You are an “eligible option holder” only if you are a non-executive employee of Sigma Designs, Inc. or one of its subsidiaries (referred to as the “Company,” “we,” “our,” or “us”) as of the date hereof and as of the expiration date of the Offer and you are subject to United States federal income tax and hold otherwise eligible options, if those options remain outstanding as of the expiration date for the offer. None of our current or former executive officers or directors are eligible option holders.

2. Number of options and amount of consideration; expiration date.

Subject to the terms and conditions of the offer, we will accept for amendment eligible options to purchase up to a total of 1,186,287 shares of common stock of Sigma Designs, Inc. that are held by eligible option holders and with respect to which proper elections are made, and are not validly withdrawn by you, before the expiration date.

An option to purchase common stock is eligible for this offer only if each of the following conditions is met:

•	the option was granted under the 1994 Plan or the 2001 Plan;

•

the option has an exercise price per share that was less than the fair market value per share of the common stock underlying the option on the option’s measurement date for financial reporting purposes;

•	the option was unvested as of December 31, 2004 (if only a portion of an option was unvested as of December 31, 2004, the unvested portion may be an “eligible option”); and

•	the option is outstanding on the date hereof and as of the expiration date.

If you choose to accept the offer with respect to any of your eligible options, you need not accept the offer with respect to all of your eligible options. However, if you do choose to accept the offer with respect to an eligible option, you must accept the offer with respect to all of the shares subject to such eligible option that were unvested as of December 31, 2004. If you have previously exercised a portion of an eligible option, your election will apply only to the portion of that eligible option which remains outstanding and unexercised as of the expiration date.

The term “eligible option” includes the portion of an option that was unvested as of December 31, 2004. If you hold an option that was unvested as of December 31, 2004 with respect to some of the underlying shares and vested as of December 31, 2004 with respect to the remaining shares, only the unvested portion constitutes an “eligible option” for purposes of the offer. If you elect to accept the offer with respect to this portion of the option, the portion of the option that was vested as of December 31, 2004 will retain the original exercise price per share and the portion of the option that was unvested as of December 31, 2004 will have the new exercise price per share. In this instance, in addition to providing you an Option Amendment, we will also provide you an amended exercise form. The amended exercise form will allow you to indicate, if and when you exercise this amended option, which shares you are exercising and the applicable exercise price of these shares.

If you are eligible and elect to participate in the offer, your eligible options will be amended on the expiration date (currently expected to be Wednesday, June 13, 2007). You will also be entitled to receive a cash payment with respect to the amendment of your eligible options.

Summary of Amendment and Cash Payment

1. Your eligible option will be amended to increase the original exercise price per share to the fair market value of a share of our common stock on the measurement date for financial reporting purposes (as listed on your Addendum).

2. You will receive a cash payment equal to the difference between the new exercise price per share of the amended option and the original exercise price per share of the eligible option multiplied by the number of shares subject to the amended option in the manner described below.

3. The cash payment will be paid, less applicable tax withholding, on the first payroll date following January 1, 2008. The delay in the cash payment is required by provisions of Section 409A of the Code.

4. Promptly following the expiration of the offer, we will send you a “Promise to Make Cash Payment” evidencing your right to receive a cash payment with respect to the amendment of your eligible options.

5. The total cash payment you may be entitled to receive for your eligible options will be listed on your Addendum.

6. If you have exercised a portion of an eligible option, you may accept the offer only with respect to the unexercised portion of such eligible option.

Example:

You were issued options to purchase 1,600 shares of stock with an exercise price per share equal to $4.67 per share, of which 600 shares vested on or before December 31, 2004. The fair market value of the Company’s stock was $6.53 on the deemed measurement date for financial reporting purposes. As of the offer expiration date, 1,400 shares were vested (800 shares of which vested after December 31, 2004) and you had not exercised any portion of the options. The options will be eligible options with respect to 1,000 shares (the 600 shares which vested on or before December 31, 2004 are not subject to Section 409A and are therefore not eligible and will not be amended) and if you accept the offer with respect to the 1,000 options pursuant to the terms of the offer you will receive the following:

1. The options to purchase 1,000 shares will be amended to increase the exercise price per share to $6.53 per share. 1,400 shares subject to the amended options will be vested as of the amendment date.

2. A “promise to make cash payment” of $1,860 (($6.53-$4.67) multiplied by 1,000), less applicable tax withholding, payable on the first payroll date following January 1, 2008.

If you accept the offer with respect to eligible options that are unvested and you terminate your employment with the Company before the eligible options are vested, your unvested amended options will expire immediately on termination of your employment with the Company.

Each amended option will continue to be subject to the terms and conditions of the option plan under which it was granted, and to an amended option agreement between you and the Company. The 1994 Plan and the 2001 Plan are attached as exhibits to (or incorporated by reference in) the Tender Offer Statement on Schedule TO that we have filed with the SEC in connection with the offer. A form of amendment to stock option agreements has also been attached as an exhibit to the Tender Offer Statement on Schedule TO. See Section 2 of this Offer to Amend for a description of the 1994 Plan and the 2001 Plan.

The expiration date for the offer will be 1:00 p.m., Pacific Time, on Wednesday, June 13, 2007, unless we extend the offer. We may, in our discretion, extend the offer, in which event the expiration date shall refer to the latest time and date at which the extended offer expires. See Section 15 of this Offer to Amend for a description of our rights to extend, terminate and amend the offer.

3. Purpose of the offer.

We believe that the offer will foster retention of our valuable employees and better align the interests of our employees and stockholders to maximize stockholder value. We issued the currently outstanding options to encourage high levels of performance by individuals who contribute to our success and to enable us to attract, motivate, retain and reward talented and experienced individuals.

We previously disclosed, on July 26, 2006, that the Audit Committee of our Board had commenced an internal investigation, assisted by outside legal counsel and accounting experts, of our practices related to historical stock option grants. During the investigation, the Audit Committee reviewed stock option grants to officers, directors and employees from 1997 to 2006 encompassing approximately 1,000 grants on 41 different grant dates. On September 21, 2006, we announced that certain of the actual measurement dates for prior option grants may differ from the recorded measurement dates.

The Audit Committee concluded its investigation in April 2007. Its investigation found that nearly all of the stock option grants for new hires, as well as for promotion and retention, were approved by the use of Unanimous Written Consents (“UWC” or “UWCs”) of the Company’s Board, rather than at a Board meeting. The Audit Committee found that the Company’s process resulted in grant dates on the UWCs routinely established before the receipt of fully-signed UWCs authorizing such grants. The Audit Committee also found that due to these and other deficiencies in the administration of our stock option plans, a number of options grants between 1997 and 2006 were misdated.

Recently enacted tax legislation under the American Jobs Creation Act of 2004 and tax regulations (together, referred to as “Section 409A”) provide that options that were granted at a discount and vest after December 31, 2004 will likely cause the eligible option holders to be subjected to unfavorable tax consequences. If eligible options are amended, the unfavorable federal income tax consequences, as described in Section 14 of this Offer to Amend, should be eliminated and our incentive and/or retention goals for these options will be maintained. Because the eligible options may have inherent value as a result of the discounted exercise price per share, the cash payment(s) with respect to the eligible options were designed to make the eligible option holders whole for the adjustment in option exercise price per share on the expiration date.

Except as otherwise disclosed in the offer or in our SEC filings, we presently have no plans or proposals that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company;

•	any purchase, sale or transfer of a material amount of our assets;

•	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

•	any change in our present board of directors or management;

•	any other material change in our corporate structure or business;

•	our common stock being delisted from the Nasdaq Global Market;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of a significant amount of our securities or the disposition of a significant amount of any of our securities; or

•	any change in our articles of incorporation or bylaws, or any other actions that may impede the acquisition of control of us by any person.

Neither we nor our board of directors makes any recommendation as to whether you should accept the offer, nor have we authorized any person to make any such recommendation. You should evaluate carefully all of the information contained or incorporated by reference in this Offer to Amend, the Tender Offer Statement on Schedule TO filed with the SEC and our other SEC filings, and you should consult with your own tax advisor. You must make your own decision about whether to participate in the offer.

4. Procedures for electing to participate in the offer.

Proper election.

Participation in the offer is completely voluntary. To participate in the offer, you must, in accordance with the instructions of the election form, properly complete, sign and deliver the election form to us, such that we receive it before the expiration date. The expiration date will be 1:00 p.m., Pacific Time, on Wednesday, June 13, 2007, unless we extend the offer. Election forms and related documents may only be submitted by fax to us at (408) 957-9889, by e-mail at option-offer@sdesigns.com, or by hand delivery to Kit Tsui or Maggie Anderson at Sigma Designs, Inc., 1221 California Circle, Milpitas, CA 95035 before the expiration date.

If you participate in the offer with respect to an eligible option, you must accept the offer with respect to all of the shares subject to that eligible option. We have provided you with an Addendum listing your eligible options, a description of any potential cash payment and the new exercise price per share for each eligible option should you accept the offer with respect to such eligible option. If we do not receive your election form by the deadline, then you will not participate in the offer, and the exercise price per share and all of the other terms of all eligible options you currently hold will remain unchanged and you will not receive any cash payment.

Your election to participate becomes irrevocable at 1:00 p.m., Pacific Time, on Wednesday, June 13, 2007 unless the offer is extended, in which case your election will become irrevocable at the new expiration date, except as provided in Section 5 of this Offer to Amend. You may change your mind after you have submitted an election form and withdraw your acceptance of the offer at any time before the expiration date, as described in Section 5 of this Offer to Amend. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal form, as applicable, we receive before the expiration date.

If you submit an election form, and then decide that you would like to elect to accept the offer with respect to additional eligible options, you submit a new election form prior to the expiration date. This new election form must also list all of the eligible options that you have previously elected to accept and with respect to which you continue to wish to accept the offer, because your original election form will no longer be valid. You may submit new election forms as often as you wish prior to the expiration date, but you will be bound by the last properly submitted election or withdrawal form we receive prior to the election date.

The delivery of all documents, including election forms, is at your risk. The Company intends to confirm the receipt of your election form and/or any withdrawal form by e-mail within two U.S. business days. If you have not received an e-mail confirmation, you should notify us that you have provided us with your election form and/or any withdrawal form. Only responses that are complete, signed and actually received by us by the deadline will be accepted. Responses may only be submitted via fax, or e-mail, or hand delivery, as set forth in the first paragraph of this Section 4. Responses submitted by any other means, including mail and Federal Express (or similar delivery service), are not permitted and will not be accepted.

This is a one-time offer, and we will strictly enforce the election period. We reserve the right to reject any elections that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions of the offer, we will accept all eligible options with respect to which proper elections have been made promptly after the expiration date.

Our receipt of your election form is not by itself an acceptance of your options. For purposes of the offer, we will be deemed to have accepted options with respect to which proper elections have been made and are not properly withdrawn as of the time when we give written or electronic notice to the option holders generally of our acceptance of options. We may issue this notice of acceptance by press release, e-mail or other methods of communication, which will substantially include the information set forth in exhibit (a)(1)(j) to the Tender Offer Statement on Schedule TO that we have filed with the SEC in connection with the offer. Options that we accept will be amended on the expiration date.

Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects.

We will determine, at our sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any election forms, withdrawal forms or eligible options. Subject to any order or decision by a court or arbiter of competent jurisdiction, our determination of these matters will be final and binding on all parties. We reserve the right to reject any election form, withdrawal form or any eligible options with respect to which elections have been made that we determine are not in appropriate form or that we determine are unlawful to accept. We will accept all eligible options with respect to which proper elections are made that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any election of any particular options or for any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and options with respect to which elections have been made. No elections will be deemed to have been properly made until all defects or irregularities have been cured by the option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any notice.

Our acceptance constitutes an agreement.

Your election through the procedures described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance of your options for amendment will constitute a binding agreement between the Company and you upon the terms and subject to the conditions of the offer.

5. Withdrawal rights and change of election.

You may withdraw the options with respect to which you previously elected to accept the offer only in accordance with the provisions of this Section 5.

If you have previously elected to accept the offer with respect to your eligible options, you may withdraw that election with respect to some or all of these options at any time before the expiration date, which is expected to be 1:00 p.m., Pacific Time, on Wednesday, June 13, 2007. If we extend the offer, you may withdraw your options at any time until the extended expiration date.

In addition, although we intend to accept all eligible options with respect to which valid elections have been made promptly after the expiration date, if we have not accepted your options by Wednesday, July 11, 2007, you may withdraw your options at any time thereafter.

To validly withdraw some or all of the options with respect to which you have previously chosen to accept the offer, you must, in accordance with the instructions of the withdrawal form, deliver to Kit Tsui or Maggie Anderson either via facsimile at (408) 957-9889, by e-mail at option-offer@sdesigns.com, or by hand to us at Sigma Designs, Inc., 1221 California Circle, Milpitas, CA 95035 a signed and dated withdrawal form with the required information, while you still have the right to withdraw the options. Any eligible options you do not withdraw will remain subject to your prior election form. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal form we receive before the expiration date. We must receive the properly completed and signed withdrawal form before the expiration date. The expiration date will be 1:00 p.m., Pacific Time, on Wednesday, June 13, 2007, unless we extend the offer.

Your elections with respect to withdrawn eligible options will be deemed not properly made for purposes of the offer, unless you properly re-elect to accept the offer with respect to your eligible options at any time before the expiration date. To re-elect to accept the offer with respect to the withdrawn eligible options, you must submit a new election form to us before the expiration date by following the procedures described in Section 4 of this Offer to Amend. This new election form must be properly completed, signed and dated after your original election form and after your withdrawal form.

Neither we nor any other person is obligated to give you notice of any defects or irregularities in any withdrawal form or any new election form, nor will anyone incur any liability for failure to give any notice. We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of withdrawal forms and new election forms. Subject to any order or decision by a court or arbiter of competent jurisdiction, our determination of these matters will be final and binding.

The delivery of all documents, including any withdrawal forms and any new election forms, is at your risk. The Company intends to confirm the receipt of your withdrawal form and/or any election form by e-mail within two business days. If you have not received an e-mail confirmation, you should notify us that you have provided us with your withdrawal form and/or any election form. Only responses that are complete, signed and actually received by us by the deadline will be accepted. Responses may be submitted only by fax, e-mail or hand delivery, as set forth in the first sentence of the fourth paragraph of this Section 5. Responses submitted by any other means, including mail (or other post) and Federal Express (or similar delivery service), are not permitted and will not be accepted.

6. Acceptance of options for amendment and the cash payment.

Upon the terms and conditions of the offer and upon the expiration date, we will accept for amendment and amend all eligible options with respect to which proper elections have been made that have not been validly withdrawn before the expiration date. We expect that the amendment date will be Wednesday, June 13, 2007, unless the offer period is extended.

Promptly after the amendment date, we will send you paperwork regarding your amended options. With respect to all eligible options with respect to which you choose to accept the offer, as of the amendment date, you will become entitled to receive a cash payment in the amount set forth in your Addendum.

The cash payment owed to you with respect to the amendment of your eligible options will be paid to you, less any applicable tax withholding, on the first payroll date following January 1, 2008. This payment will not be subject to any vesting conditions or otherwise be subject to forfeiture or your continued employment, and is nontransferable and may not be pledged by you. Promptly following the expiration date, we will send you a “Promise to Make Cash Payment” evidencing your right to receive the cash payment. If you do not receive a “Promise to Make Cash Payment” within five business days after the expiration date, please contact Kit Tsui or Maggie Anderson by telephone at (408) 262-9003.

For purposes of the offer, we will be deemed to have accepted eligible options with respect to which proper elections have been made and are not properly withdrawn as of the time when we give written or electronic notice to option holders generally of our acceptance of the options. This notice may be made by press release, e-mail or other method of communication, which will substantially include the information set forth in exhibit (a)(1)(j) to the Tender Offer Statement on Schedule TO that we have filed with the SEC in connection with the offer. Subject to our rights to terminate the offer, discussed in Section 15 of this Offer to Amend, we currently expect that we will accept on the expiration date all eligible options with respect to which proper elections have been made that are not validly withdrawn.

If, for any reason, you are not an employee of the Company or a successor entity through the expiration date, you will not be entitled to participate in the offer, your options will not be amended and you will not be entitled to receive any cash payment. Instead, you will keep all of your eligible options. These options will continue to be governed in all respects by the stock option plan under which they were granted and by the existing option agreements between you and the Company.

Options that we do not accept for amendment will remain outstanding until they expire by their terms and will retain their current exercise price per share and all of their other terms and conditions, including their current vesting schedule. Please see Section 14 of this Offer to Amend for a description of the tax consequences of participating or not participating in the offer.

7. Conditions of the offer.

Notwithstanding any other provision of the offer, we will not be required to amend any eligible options, and we may terminate or amend the offer, in each case subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date hereof and prior to the expiration date of the offer, any of the following events has occurred:

(a)	any instituted action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the amendment of some or all of the eligible options tendered for amendment, the making of any of the cash payments, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, financial condition, income or operations of the Company;

(b)	any action is instituted or taken, or any approval, exemption or consent is withheld, or any statute, rule, regulation, judgment, order or injunction is proposed, sought, promulgated, enacted, entered, amended, interpreted, enforced or deemed to be applicable to the offer or us, by or from any court or any regulatory or administrative authority, agency or tribunal that, in our reasonable judgment, would directly or indirectly:

(i)	make it illegal for us to accept some or all of the tendered eligible options for amendment, or to make any of the cash payments, or otherwise restrict or prohibit consummation of the offer or otherwise relate in any manner to the offer; or

(ii)	delay or restrict our ability, or render us unable, to accept the tendered eligible options for amendment or to make cash payments with respect to some or all of the tendered eligible options;

(c)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or automated quotation system or in the over-the-counter market;

(d)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

(e)	the commencement of a war or other national or international calamity directly or indirectly involving the United States (other than the current situations in Iraq and Afghanistan), which could reasonably be expected to affect materially or adversely, or to delay materially, the completion of the offer;

(f)	a tender or exchange offer (other than the offer) with respect to some or all of our capital stock, or a merger or acquisition proposal for us, is proposed, announced or is publicly disclosed; or

(g)	there shall have occurred any change, development, clarification or position taken in or with respect to the regulations or rulings of the Internal Revenue Service with respect to Section 409A or there shall have been a judicial decision regarding the tax treatment of eligible options under Section 409A or otherwise, in each case that would, in the reasonable judgment of the Company, make the offer unnecessary.

The conditions to the offer are for our benefit. We may assert them prior to the expiration date of the offer regardless of the circumstances giving rise to them (other than circumstances caused by our action or inaction). We may waive them, in whole or in part, at any time and from time to time prior to the expiration date of the offer, whether or not we waive any other condition to the offer. Subject to any order or decision by a court or arbitrator of competent jurisdiction, any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.

8. Price range of shares underlying the options.

There is no established market for options to purchase shares of our common stock. However, our common stock is currently traded on the Nasdaq Global Market under the symbol “SIGM”. The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by NASDAQ.

	High	Low
Fiscal Year Ending February 2, 2008
2nd Quarter (through May 14, 2007)	$29.16	$26.60
1st Quarter	$32.57	$23.12
Fiscal Year Ending February 3, 2007
4th Quarter	$27.69	$19.02
3rd Quarter	$19.22	$8.71
2nd Quarter	$14.70	$8.24
1st Quarter	$16.60	$12.93
Fiscal Year Ended January 28, 2006
4th Quarter	$17.05	$10.74
3rd Quarter	$12.50	$7.70
2nd Quarter	$8.94	$6.31

On May 14, 2007, the closing sale price of our common stock, as reported by the Nasdaq Global Market, was $28.04 per share.

You should evaluate current market quotes for our common stock, among other factors, before deciding whether or not to accept the offer.

9. Source and amount of consideration; terms of amended options.

Consideration

We will amend options and make a cash payment with respect to the amendment of eligible options with respect to which proper elections have been made and accepted. We anticipate that we will make such payments, as well as paying related fees and expenses, from cash on hand and cash derived from our operations.

Assuming we receive and accept elections from eligible option holders with respect to all options eligible for the offer, we will amend options to purchase a total of up to 1,186,287 shares of our common stock, or approximately 26.4% of the total shares subject to all outstanding stock options as of May 10, 2007, and we will make a cash payment in an aggregate amount of approximately $2,367,142 with respect to such amendments.

General terms of amended options.

If we accept your election to amend your eligible options, such options will be amended on the amendment date (expected to be Wednesday, June 13, 2007). On such date, your eligible options will be amended to increase their original exercise price per share to the fair market value of a share of our common stock on the measurement date for financial reporting purposes (as listed on your Addendum). Except for the exercise price per share, the terms and conditions of your amended options, including with respect to the vesting of options, will remain the same in all respects as the eligible options with respect to which you choose to accept the offer. All amended options will be subject to the 1994 Plan or the 2001 Plan, as applicable, and an amended stock option agreement between you and the Company.

The term “eligible option” includes the portion of an option that was unvested as of December 31, 2004. If you hold an option that was unvested as of December 31, 2004 with respect to some of the underlying shares and vested as of December 31, 2004 with respect to the remaining shares, only the unvested portion constitutes an

“eligible option” for purposes of the offer. If you elect to accept the offer with respect to this portion of the option, the portion of the option that was vested as of December 31, 2004 will retain the original exercise price per share and the portion of the option that was unvested as of December 31, 2004 will have the new exercise price per share. In this instance, in addition to providing you an Option Amendment, we will also provide you an amended exercise form. The amended exercise form will allow you to indicate, if and when you exercise this amended option, which shares you are exercising and the applicable exercise price of these shares.

United States federal income tax consequences.

You should refer to Section 14 of this Offer to Amend for a discussion of the United States federal income tax consequences of accepting or rejecting the offer. Please note that the discussion in Section 14 of this Offer to Amend is based upon the provisions of the Code and regulations, rulings and judicial decisions as of the date of this Offer to Amend. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed in Section 14 of this Offer to Amend.

If you are considering participating in the offer, you should consult your own financial, legal and/or tax advisors concerning the federal income tax consequences of participating or not participating in the offer in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

10. Information concerning Sigma.

Sigma Designs specializes in silicon-based media processors for IPTV set-top boxes, digital media receivers, high definition DVD players, HDTV, and portable media players. The Company’s award-winning media processor technology is used in a variety of consumer applications providing highly integrated solutions for high-quality decoding of H.264, WMV9, MPEG-4, MPEG-2 and MPEG-1. Headquartered in Milpitas, California, the Company also has sales offices in China, Europe, Hong Kong, Japan, Korea and Taiwan.

We have been providing video-oriented product solutions for over twenty years.

We have chipset and board solutions for emerging convergence products, including video over IP (IPTV), high definition (HD) DVD playback, HDTV reception, personal video recording (PVR) and video-on-demand (VOD). We specialize in silicon-based digital media processor chipsets. Our core technology allows us to offer highly-integrated chipsets that provide high-quality decoding of H.264, MPEG-4, MPEG-2, MPEG-1 and Windows® Media Video 9 (WMV9) content. We sell our products to manufacturers of consumer electronic devices and products. Our products are sold worldwide through a direct sales force and distributors. We work with consumer electronics manufacturers and network service providers to allow them to deploy their IPTV services, digital media adapters, networked DVD players, and high definition televisions. These opportunities have led to technology investments in media processor chips, streaming video, digital rights management and a number of other technologies.

Our common stock is listed on the NASDAQ National Market under the symbol “SIGM”. Our corporate headquarters are located in Milpitas, California, and we also have a research and development center in France as well as a sales office in Hong Kong. In addition, we have sales representatives in China, Europe, Japan and Taiwan.

Our primary product groups include chipset and board solutions. Our chipset products consist primarily of video and audio decoding chips under the names of EM8400 series, EM8500 series, EM8610 series, EM8620L series and SMP8630 series for the IP video technology market, connected media player market as well as the PC add-in market. We began volume shipments in the fourth quarter of fiscal 2006 of our SMP8630 series chipset product, which is our latest solution in the IPTV, Blu-ray and HD DVD, HDTV, and Digital Media Adapter markets. This chipset product series represented 60% of our revenues in fiscal 2007 and 3% of our revenues in fiscal 2006. Our chipset sales increase in fiscal 2007 over 2006 was in part attributable to our customers having their products launch after successful initial trails. We believe our success with the SMP8630 series chipset product demonstrates our success in the recently emerging, high-growth IPTV and connected media markets. Our board products consist primarily of certain customized development boards that are sold into the Internet Protocol (IP) video technology market, connected media player market and PC add-in market and, more recently to a lesser extent, a series of PC based solutions using the NetStream and Xcard brand names. We also offer development kits, engineering support services, and chipset customization engineering development.

Our primary market segments are the IPTV, connected media players, HDTV, and PC-based add-ins. The IPTV market consists primarily of a range of consumer and commercial products that perform the distribution and receiving of streaming video using IP. The connected media player market consists primarily of a range of set-top and portable products that perform playback of local digital media stored on optical or hard disk formats. The HDTV product market consists primarily of a range of digital television sets offering high definition capability. The PC-based add-in market consists primarily of a range of decoding solutions for PC-based DVD playback and streaming video.

We were incorporated in California in January 1982. Our principal executive office is located at 1221 California Circle, Milpitas, California 95035. Our telephone number is (408) 262-9003, and our Internet website address is www.sigmadesigns.com; however, the information in, or that can be accessed through, our website is not part of the offer.

Principal Markets

Our primary focus is to develop and market media processor chipsets for four classes of consumer products which are IPTV set-top boxes, connected media players, high-definition television, and PC add-in/other markets. Many of our chipset products are designed to be used in a wide range of applications within these appliances.

IPTV Set-top Boxes

Video delivered and distributed over Internet Protocol (IP) is emerging as an important product category for a growing number of consumer equipment makers.

We believe broadband Internet connectivity, highly compressed digital media, and a fundamental demand for entertainment alternatives are paving the way for IPTV delivered over DSL. New set-top boxes, many based on advanced codecs such as H.264 or WMV9 and advanced digital rights management (DRM), are being developed by telecommunications companies around the world to tap into the potential revenues streams that may be created by these products. Many international regions currently lack the cable infrastructure that exists in the U.S., thus creating demand for reliable high quality video delivery. We attempt to meet this demand by offering a chip with a set of features including high performance silicon and streaming video software. IPTV services are currently being deployed by two platforms, the Linux platform and the Microsoft TV platform. The new Microsoft TV platforms being shipped by AT&T, Deutsche Telecom, British Telecom, and other major carriers are currently being designed around our SMP8634 media processor chips. Similarly, the majority of our design wins in the Linux platform camp are based on the SMP8634 and include such carriers as Freebox, Hanaro, China Telecom, and others.

Connected Media Players

Connected media players are a range of devices such as high-definition DVD players (Blu-ray, HD-DVD, and others), digital media adapters (DMAs), portable media devices, and multi-function media centers. High definition DVD players are just now starting to emerge for the mainstream, being carried by the two new standards: Blu-ray and HD-DVD. High-definition DVD players with advanced video codecs have been a niche product of choice for entertainment enthusiasts for many years. We introduced the first DVD decoder chips supporting playback of MPEG-4 and DivX video, and have followed up with the support for WMV9, an important new feature for downloading content. We are a supplier in this segment and provide chips with the latest codecs (H.264 and VC-1), support for networking and local hard drives, and high-definition video output. Though our chips can be used for either major standard, at this time, we are heavily embedded in the Blu-ray camp, with six players being designed around our SMP8634. As we move forward, we expect volume to increase for high definition player products, which in turn will increase the revenues for our product line.

Digital media adapters are a new consumer product category which support distribution of video/audio content to television sets throughout the home using wired or wireless connectivity. DMAs typically work in conjunction with a centralized media center or gateway to offer ubiquitous digital media in home. We provide chipset solutions for DMAs, utilizing similar features developed for other media players and IPTV set-top boxes. Companies such as D-Link, Netgear, Sharp, I/O Data and LG Electronics are providing connected media player for the consumer market using our silicon solutions.

We also sell our chipsets for use in portable media devices. With ongoing technology improvements in media compression, wireless communications, and small form-factor storage, portable media players have quickly become the media-on-the-go equivalent of the cell phone. The trend toward hand-held players has already moved to the mainstream for audio, while new advanced video compression schemes are enabling the addition of movies, personal video and photos, for use on the road and within the home. We serve this market by selling media processors that offer the latest codecs in a highly integrated package along with low power consumption.

High Definition Television

HDTV sets represent a substantial and growing product category, currently selling in the millions of units, led by the U.S. market and moving overseas. New widescreen HDTV sets are being offered in an increasing array of forms using three primary technologies, which are liquid crystal display (LCD), plasma and projection, each providing its own set of advantages. We offer a growing line of high-definition media processors designed for flat panel displays and offer advanced display-processing features.

Our EM8620 series of digital media processor has been selected for use in high-definition plasma television sets from such customers as LG Electronics.

PC add-in and other markets

The PC add-in and other markets consists of PC add-in board and chipset products, engineering support services for both hardware and software, engineering development for customization of chipsets and other accessories. This is largely a legacy area for Sigma and not a focal market for penetration.

Industry Alliances

To meet customer needs for a complete system solution, we have developed strong relationships with leading suppliers of chipsets, system software and video servers/encoders. Companies that provide live encoders and server systems enable original equipment manufacturers to deliver complete solutions for IP video streaming applications. Our set-top appliance reference designs, in some cases, depend on vendors of processors, graphics controllers, video encoders, wireless controllers, and DTV tuners. Furthermore, stand-alone consumer appliances require a substantial amount of software and middleware, from vendors such as Alcatel, Siemens/Myrio, NDS, Syabas, or Microsoft, with which we also have strong working relationships.

Sigma Business Strategy

Our objective is to provide digital media processing chipsets that offer advanced features, high video quality, and rapid time-to-market for our target applications. We continue to invest in technology development as well as utilize our fundamental advantages.

We believe that our field-proven, decoder technology, now in our fourth generation of silicon and equivalent evolution of software, represents one of our competitive advantages. We continue to invest and build on six primary technology foundations to provide the highest quality digital video/audio solutions possible:

•	Digital video decoding including MPEG-1, -2 and -4 (H.264), VC-1, and WMV9;

•	Digital audio decoding including MPEG-1, -2 and proprietary formats, including Dolby® Digital and Windows® Media Audio (WMA);

•	Advanced scene composition including advanced video scaling, adaptive deinterlacing, adaptive flicker filtering and prioritized alpha mixing;

•	Secure media processing for effectively protecting content and processing DRM algorithms, transport handling and conditional access;

•	Software clients for VOD and IP multicast and navigation software for DVD-video, DVD-audio, SVCD, VCD, CD and HDD playback; and

•	Standard-definition (SD) and high-definition (HD) solutions that share a common hardware and software architecture.

Recent Acquisition:

On February 16, 2006, we acquired Blue7 Communications (“Blue7”), which was a privately-held California corporation. Our subsidiary, Blue7, will focus on the development of advanced wireless technologies and Ultra-Wideband (UWB) semiconductor products.

We believe demand for wireless communication solutions continues to increase and escalate, and encompasses an increasing portion of the consumer electronics environment. While WiFi (802.11) solutions have largely satisfied the need for medium bandwidth data communications, it has failed to address the needs of an audio/video entertainment network which requires, enough bandwidth to handle multiple high-definition video streams while remaining within the price range of mainstream adoption. Ultra-Wideband (UWB) technology may offer such a solution, supporting a maximum data rate of 480 Mbps with high Quality of Service (QoS), low power consumption and competitive pricing. We believe that our focus on IP video and networked consumer products, the addition of wireless communication products and technologies from Blue7 will enable us to address broader solutions and increase our value-add in each product.

Sigma Products

We offer chip-level products that enable digital media processing solutions for consumer appliances. We believe our line of digital media processing chips features high video quality. We complement our silicon technology with embedded software, portable to a wide range of operating environments. Featuring VOD and media navigation clients, our software is available under Windows, Linux and WinCE operating systems. In addition, we develop and sell reference platforms designed around our silicon and software as application examples for customer development.

The following chipset products are sold primarily into the consumer appliance market:

•

The EM8400 series provides MPEG-4, -2 and -1 video and audio decoding for broadband interactive set-top boxes, including companies such as Fujitsu-Siemens, Acer and Samsung. The EM8400 Series represents one of the first MPEG-4 silicon solutions for the set-top box market.

•

The EM8500 series is the first solution for DVD players, portable media players and video endpoints to support MPEG-4 and DivX™. It is also the first to feature high-quality scaling to HDTV resolutions and support for DVI/HDCP. The unique features of the EM8500 series enabled the availability of networked DVD players and low-cost video endpoints, such as digital media adaptors and broadband network devices.

•

The EM8610 series represents the first HDTV decoder silicon solutions to also support MPEG-4 and IP video streaming. Designed for HDTVs and advanced set-top boxes, it also offers advanced audio and video processing and progressive DVD playback. The software-compatible EM8610L series addresses the more cost-sensitive SDTV and video endpoint markets.

•

The EM8620L series represents the first HD WMV9 decoder silicon solution and also supports DVD and HD MPEG-4/-2 decoding. Designed for a wide range of applications, this is the primary media processor sold into digital media adaptors and HDTV televisions.

•

The SMP8630 series is one of the first chips to offer integrated support for H.264, WMV9, and MPEG decoding in a single system-on-chip solution. It is designed for IPTV set-top boxes, high-definition DVD players, and other consumer products.

As legacy products, we also offer a series of PC-based solutions, under the NetStream and REALmagic Xcard brand names, that are sold into the commercial streaming and PC add-in market respectively:

•	The NetStream 4000 and 2000TV are PC add-in cards featuring high-performance MPEG-4 and -2 decoding, bringing streaming video to most PC-based systems.

•	The REALmagic Xcard™ is a desktop PC add-in solution that plugs into a standard PCI slot, providing high quality DVD, MPEG-4 and DivX™ Video playback onto a standard TV or HDTV.

Major Customers

Major customers that accounted for over 10% of our total net revenues are as follows:

Customers	Regions	Fiscal 2007	Fiscal 2006	Fiscal 2005
Freebox SA	Europe	20%	—	—
Uniquest	Asia	17%	26%	15%
Cisco/Kiss Technology	North America/Europe	3%	Less than 1%*	14%

*	Cisco, a North American company, acquired our customer Kiss Technologies, formally a European company, in fiscal 2006

Marketing and Sales

We currently sell most of our products through our direct sales force. We augment these sales through a select set of distributors and manufacturer representatives operating in different regions of the world. Our original equipment manufacturers, or OEMs, have included Motorola, Cisco/SA/Linksys, LG Electronics, Samsung, Sony, Sharp, Pioneer, Panasonic, and many others. Our international distributors are strategically located in many countries around the world.

We generally maintain products for distribution through corporate markets based on forecasts rather than firm purchase orders. For our larger volume OEMs, purchase orders for delivery dates within 4 weeks are generally non-cancelable and non-reschedulable, greater than 4 weeks are generally reschedulable, and greater than 12 weeks are generally cancelable. We currently place non-cancelable orders to purchase semiconductor products from our suppliers on an eight to twelve week lead-time basis. Consequently, if, as a result of inaccurate forecasts or canceled purchase orders, anticipated sales and shipments in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, requiring more working capital and resulting in more pressure on our operating results.

International customers accounted for 90%, 89% and 86% of our total net revenues in fiscal 2007, 2006 and 2005, respectively. Revenues from our customers in Asia accounted for 53%, 82% and 65% of our total net revenues in fiscal 2007, 2006 and 2005, respectively.

Sales to distributors are typically subject to contractual rights of inventory rotation and price protection. Regardless of particular contractual rights, the failure of one or more distributors or OEMs to achieve sustained sell-through products could result in product returns or delayed or uncollectable receivables, contributing to significant fluctuations in our operating results.

Research and Development

As of February 3, 2007, we had a staff of 120 research and development personnel. These research and development personnel conduct all of our product development with the assistance of a number of independent contractors and consultants. We focus our development efforts primarily on three aspects: decoder technologies, including all forms of MPEG, H.264, VC-1, and a wide range of audio codecs; secure media processing, including DRM, conditional access, and secure data path; and fully integrated system-on-chip (SOC) solutions.

To achieve and maintain technological leadership, we must continue to make technological advancements in the areas of video and audio compression and decompression. These advancements include maintaining compatibility with emerging standards and multiple platforms, and making improvements to the current architecture.

During fiscal 2007, 2006, and 2005, our research and development expenses were approximately $22.5 million, $15.0 million, and $12.3 million, respectively. We plan to continue to devote substantial resources to research and development of future generations of MPEG and other multimedia products.

Competition

The market for digital media processors is highly competitive. Strategic competitors are Broadcom and ST Microelectronics. Additional rival companies include Analog Devices, AMD (ATI Technologies), Conexant Systems, Genesis Microchip, LSI Logic, Mediatek, NXP Semiconductors, Pixelworks, Texas Instruments and Zoran Corporation. Many of these companies have higher profiles, larger financial resources, and greater marketing resources than we do and may develop a competitive product that may inhibit the wide acceptance of our products’ technology. We believe that other manufacturers are developing MPEG products that will compete directly with our products in the near future.

We believe that the principal competitive factors in the market for digital media processors include time to market for new product introductions, product performance, industry standards compatibility, price, and marketing and distribution resources. We believe that we compete favorably with respect to time to market, product performance and industry standards compatibility, and we may not be able to compete favorably with respect to price and marketing and distribution resources.

Licenses, Patents and Trademarks

We continually seek patent protection for certain software and hardware features and intend to do so for future versions. We currently have seven pending patent applications for our technology. Thirty patents have been issued to us. The termination dates of these patents range from 5 to 16 years. We cannot assure you that more patents will be issued or that such patents, even if issued, or our existing patents will provide adequate protection for our competitive position. We also attempt to protect our trade secrets and other proprietary information through agreements with customers, suppliers and employees and other security measures. Although we intend to protect our rights vigorously, we cannot assure you that these measures will be successful.

Manufacturing

To reduce overhead expenses, along with capital and staffing requirements, we currently use third-party contract manufacturers to fulfill all of our manufacturing needs, including chipset manufacturing and board-level assembly. All of the chips used by us to develop our decoding products are manufactured by outside suppliers and foundries. Each of these suppliers is our sole source of supply for the respective chips produced by such supplier and we do not have guaranteed price or quantity commitments.

Our reliance on independent suppliers involves several risks, including the potential absence of adequate capacity and reduced control over delivery schedules, manufacturing yields and costs. Any delay or interruption in the supply of any of the components required for the production of products could seriously harm our sales of products and, thus, our operating results.

Backlog

Historically, our backlog has not been reflective of future sales, because of the short period of time between customer order and delivery of product. However, this has changed substantially over the past 12 months as we have engaged with larger OEM customers with higher volumes and more forecastable demand. As a result, the majority of our quarterly shipments are now based on longer range forecasts which are turned into firm purchase orders typically at 12 weeks from shipment.

Employees

As of February 3, 2007, we had 180 full-time employees worldwide, including 120 in research and development, 31 in sales and marketing, 9 in operations, and 20 in finance and administration.

Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel, who are in great demand. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe that our employee relations are satisfactory.

11. Interests of directors and executive officers; transactions and arrangements concerning the options.

As of May 10, 2007, our directors and executive officers as a group beneficially owned aggregate options under our various stock option plans to purchase a total of 1,990,980 shares of our common stock. That number represented approximately 44.3% of the shares of our common stock subject to all options outstanding under our various stock options plans as of that date.

The table below sets forth the beneficial ownership of each of our directors and executive officers of options outstanding as of May 10, 2007. The percentages in the table below are based on the total number of outstanding options, including options that are not “eligible options” for purposes of the offer, to purchase shares of our common stock, which was 4,493,851 options as of May 10, 2007.

The address of each executive officer and director is: c/o Sigma Designs, Inc., 1221 California Circle, Milpitas, CA 95035.

Name of Optionholder, Position Held	Number of Outstanding Options Beneficially Owned as of May 10, 2007 (#)	Percentage of All Options Outstanding (%)
Thinh Q. Tran, Chairman of the Board, Chief Executive Officer and President	980,001	21.81%
Mark R. Kent, Chief Financial Officer and Secretary	120,000	2.67%
Jacques Martinella, Vice President, Engineering	218,334	4.86%
Silvio Perich, Senior Vice President, Worldwide Sales	180,000	4.01%
Kenneth Lowe, Vice President, Business Development and Strategic Marketing	214,000	4.76%
Kit Tsui, Vice President of Planning & Administration	221,000	4.92%
William J. Almon, Director	13,125	*
Julien Nguyen, Director	24,520	*
Lung C. Tsai, Director	20,000	*

*	Less than 1%.

As of May 15, 2007, neither we, nor to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any agreement, arrangement, understanding or relationship, whether or not legally enforceable, with any other person relating directly or indirectly, with respect to options to purchase our common stock or eligible options, including but not limited to, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of our securities, joint ventures, loan or option agreements, put or call, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

The following is, to the best of our knowledge, the only transactions that we, our directors, our executive officers or the affiliates of any of our directors or executive officers have engaged in that involved options to purchase our common stock during the 60 days prior to the date of the offer:

•

on April 20, 2007, Thinh Q. Tran, Chairman of the Board, Chief Executive Officer and President, purchased 340,000 shares of our common stock pursuant to the exercise of a vested stock option at an exercise price per share of $2.31;

•

on April 20, 2007, Jacques Martinella, Vice President, Engineering, purchased 63,382 shares of our common stock pursuant to the exercise of a vested stock option at an exercise price per share of $2.31;

•

on April 20, 2007; Silvio Perich, Senior Vice President, Worldwide Sales, purchased 65,000 shares of our common stock pursuant to the exercise of a vested stock option at an exercise price per share of $2.31; and

•

on April 20, 2007, Kit Tsui, Vice President of Planning & Administration, purchased 75,000 shares of our common stock pursuant to the exercise of a vested stock option at an exercise price per share of $2.31.

12.	Status of options amended pursuant to the terms of the offer; accounting consequences of the offer.

Eligible options that we accept for amendment pursuant to the terms of the offer will be amended under the 1994 Plan and the 2001 Plan. Except for the exercise price per share, the terms and conditions of your amended options will remain the same as the original eligible options they replace in all respects.

We intend to account for the amendment of eligible options and the corresponding cash payment as a modification of the original eligible options under Statement of Financial Accounting Standards No. 123(R) — Share-Based Payment (“SFAS 123(R)”). In accordance with SFAS 123(R), we intend to record as incremental compensation expense the excess of the fair value of the amended eligible option and corresponding cash payment over the then current fair value of the original eligible option. This incremental compensation expense will be recognized immediately for eligible options which are vested as of the expiration date of the offer and will be amortized over the remaining vesting period for eligible options not yet vested as of the expiration date of the offer.

13.	Legal matters; regulatory approvals.

We are not aware of any license or regulatory permit material to our business that might be adversely affected by our acceptance of options for amendment and the issuance of amended options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, including any requirements of the Nasdaq Global Market, that would need to be obtained, taken or satisfied for the amendment of the options as contemplated herein. Should any other approval or action be required in connection with the offer, we presently contemplate that we will seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, could be obtained or what the conditions imposed in connection with such approvals would entail or whether the failure to obtain any such approval or other action would result in adverse consequences to our business. Our obligation under the offer to accept elections with respect to eligible options and to issue amended options is subject to the conditions described in Section 7 of this Offer to Amend.

If we are prohibited by applicable laws or regulations from granting amended options on the amendment date, we will not grant any amended options. We are unaware of any such prohibition at this time, and we will use reasonable efforts to affect the grant, but if the grant is prohibited on the amendment date we will not grant any amended options.

14.	Material United States federal income tax consequences.

If You Participate in the Offer.

As a result of participation in the offer, you may avoid potentially adverse United States federal income tax consequences associated with your eligible options. Please read this Section carefully, as well as the following Section discussing the potential tax consequences to you if you decide to keep your current options.

The following is a discussion of the material United States federal income tax consequences of participating in the offer for those employees subject to United States federal income tax. This discussion does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions as of the date of this Offer to Amend. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed above. The federal, state and local tax consequences for each employee will depend upon that employee’s individual circumstances.

If you are considering participating in the offer, you should consult your own financial, legal and/or tax advisors concerning the federal, state and local tax consequences in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

Cash payment.

You will be taxed upon the receipt of a cash payment with respect to the amendment of your eligible options. The cash payment will constitute wages for tax withholding purposes. Accordingly, we must withhold all applicable U.S. federal, state and local income and employment tax required to be withheld with respect to the payment. You will receive only the portion of the cash payment remaining after all those taxes have been withheld.

Amended options.

If you are an option holder who chooses to accept the offer with respect to eligible options, you should not be required to recognize income for United States federal income tax purposes at the time of the acceptance and amendment of such options. We believe that the acceptance and amendment of options will be treated as a non-taxable event for you.

Your amended options will be nonstatutory stock options for purposes of United States tax law. Under current law, an option holder generally will not realize taxable income upon the grant of a nonstatutory stock option. However, when an option holder exercises the option, the difference between the exercise price per share of the option and the fair market value of the shares subject to the option on the date of exercise will be compensation income taxable to the option holder. As a result of Section 409A of the Code, however, certain nonstatutory stock options granted with an exercise price per share below the fair market value of the underlying stock may be taxable to a participant before he or she exercises an award, unless such options are amended to increase their exercise price per share to the fair market value of the underlying stock on the date of grant prior to December 31, 2007 (or prior to December 31, 2006, in the case of options granted to certain employees who were “insiders” under Section 16 of the Securities Exchange Act of 1934 at the time of the grant).

We generally will be entitled to a deduction equal to the amount of compensation income taxable to the option holder if we comply with eligible reporting requirements.

Upon disposition of the shares acquired upon exercise of a nonstatutory option, any gain or loss is treated as capital gain or loss. If you were an employee at the time of the grant of the option, any income recognized upon exercise of a nonstatutory stock option generally will constitute wages for which withholding will be required.

If You Do Not Participate in the Offer.

The following is a discussion of the material United States federal income tax consequences of declining to participate in the offer for those employees subject to United States federal income tax. This discussion does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions as of the date of this Offer to Amend. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed above. The federal, state and local tax consequences for each employee will depend upon that employee’s individual circumstances.

If you are considering participating in the offer, you should consult your own financial, legal and/or tax advisors concerning the federal, state and local tax consequences in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

Your decision not to accept the offer with respect to your eligible options could result in potentially adverse tax consequences to you. Please read this Section carefully and talk to your financial, legal and/or tax advisors regarding your decision regarding participation in the offer.

Section 409A of the Code and recently published tax regulations under the American Jobs Creation Act of 2004 provide that stock options issued with an exercise price per share less than the related fair market value of the underlying stock on the date of grant (i.e., granted at a discount) must have fixed exercise dates to avoid early income recognition and an additional 20% tax and interest charges. The eligible options may have been granted at a discount and holders of such options may have income recognition and owe an additional 20% tax as well as be liable for certain interest penalties. As a result, eligible option holders may be subject to tax at an aggregate rate of 80% or more on the value of the shares subject to the eligible options, even if the eligible option is never exercised.

None of the eligible options have fixed exercise dates and therefore they would subject the eligible option holders to income recognition before the options are exercised and would subject the eligible option holders to the additional 20% tax and interest charges. It is not entirely certain how such tax would be calculated, but we think it is likely that the spread (that is, the difference between the value of the shares and the exercise price per share of such shares) on the newly vested options will be includable as income and a 20% tax will be assessed on the spread. Additionally, it is possible that during each subsequent tax year (until the option is exercised), any increase in value of the underlying stock will be taxed.

Uncertainty

There is a chance that future guidance issued by the Internal Revenue Service may provide some relief with respect to certain eligible options and your personal tax advisor may advocate a position under the current statute that your eligible options are exempt or subject to different treatment under Section 409A. We cannot guarantee the effect of any future IRS guidance.

15. Extension of offer; termination; amendment.

We reserve the right, at our sole discretion, at any time and regardless of whether or not any event listed in Section 7 of this Offer to Amend has occurred or is deemed by us to have occurred, to extend the expiration date. We will issue a notice of any such extension by press release or other public announcement no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date. If we extend the expiration date, we will also extend your right to withdraw elections with respect to eligible options until the extended expiration date. Our right to extend the offer is limited by Rule 13e-4(f)(2)(ii) under the Exchange Act which requires that we must permit eligible options tendered in the offer to be withdrawn if they have not been accepted for amendment by Wednesday, July 11, 2007.

As discussed in Section 2 of this Offer to Amend, an option to purchase common stock is eligible for the offer only if, among other things, the option is outstanding as of the expiration date. Therefore, if a particular option expires after commencement of the offer, but before the expiration date, that particular option is not eligible for amendment. As a result, if we extend the offer for any reason and if a particular option with respect to which an election to accept the offer was made before the originally scheduled expiration date expires after such originally scheduled expiration date but before the actual expiration date under the extended offer, that option would not be eligible for amendment.

We also reserve the right, in our sole judgment, to terminate the offer prior to the expiration date if any of the events listed in Section 7 of this Offer to Amend has occurred or is deemed by us to have occurred by giving written or electronic notice of the termination or by making a public announcement of the termination. Our right to terminate the offer as regards eligible options with respect to which elections have been made is limited by Rule 13e-4(f)(5) under the Exchange Act which requires that we must pay the consideration offered or return the options promptly after termination or withdrawal of a tender offer.

Subject to compliance with applicable law, we further reserve the right, before the expiration date, in our sole discretion and regardless of whether any event listed in Section 7 of this Offer to Amend has occurred or is deemed by us to have occurred, to amend the offer in any respect, including by decreasing or increasing the consideration offered in the offer to eligible holders or by decreasing or increasing the number of options being sought in the offer. We will give written or electronic notice, or make a public announcement, of any amendment to the terms of the offer. Any such notice or announcement will set forth the period of time during which the offer will remain open following the notice or announcement of any amendment of the offer.

The minimum period during which the offer will remain open following material changes in the terms of the offer or in the information concerning the offer, other than a change in the consideration being offered by us or a change in amount of existing options sought, will depend on the facts and circumstances of such change, including the relative materiality of the terms or information changes. If we modify the number of eligible options being sought in the offer or the consideration being offered by us for the eligible options in the offer, the offer will remain open for at least ten business days from the date of notice of such modification. If any term of the offer is amended in a manner that we determined constitutes a material change adversely affecting any holder of eligible options, we will promptly disclose the amendments in a manner reasonably calculated to inform holders of eligible options of such amendment, and we will extend the offering period so that at least five business days, or such longer period as may be required by the tender offer rules, remain after such change.

For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or a United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, U.S. Eastern Time.

16. Fees and expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections with respect to the offer.

17. Additional information.

This Offer to Amend is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offer to Amend does not contain all of the information contained in the Schedule TO and the exhibits thereto. We recommend that you review the Schedule TO, including the exhibits thereto, and the following materials that we have filed with the SEC before making a decision on whether to elect to accept the offer with respect to your options:

•	our Annual Report on Form 10-K for the fiscal year ended February 3, 2007, filed with the SEC on April 20, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended October 28, 2006, filed with the SEC on April 20, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended July 29, 2006, filed with the SEC on April 20, 2007; and

•	our Current Report on Form 8-K, filed with the SEC on April 27, 2007.

These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies thereof may be obtained, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov and on our Internet site at http://www.sigmadesigns.com.

Each person to whom a copy of this Offer to Amend is delivered may obtain a copy of any or all of the documents that have been incorporated by reference herein or to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing to us at Sigma Designs, Inc., 1221 California Circle, Milpitas, CA 95035, Attention: Corporate Secretary, or calling Mark Kent at (408) 262-9003.

As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer to Amend, you should rely on the statements made in the most recent document.

Before making your decision as to whether or not to participate in this offer, the information contained in this Offer to Amend should be read together with the information contained in the documents to which we have referred you.

18. Financial statements.

The following selected financial data is derived from our consolidated financial statements, as filed with the SEC. The selected financial data should be read in conjunction with the consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended February 3, 2007, filed with the SEC on April 20, 2007.

Please note that the financial information included in the reports on Form 10-K, Form 10-Q and Form 8-K filed by the Company prior to September 21, 2006, and the related opinions of its independent registered public accounting firms, and all earnings press releases and similar communications issued by the Company prior to September 21, 2006 should not be relied upon and are superseded in their entirety by our Annual Report on Form 10-K for the fiscal year ended February 3, 2007, filed with the SEC on April 20, 2007, and other reports on Form 10-Q and Form 8-K filed by the Company with the Securities and Exchange Commission on or after September 21, 2006 up to the date of this Offer to Amend.

	Fiscal Years Ended		Nine Months Ended
	February 3, 2007	January 28, 2006	October 28, 2006	October 29, 2005
		(As Restated) (1)		(As Restated) (1)
			(Unaudited)
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Net Revenues	$91,218	$33,320	$59,990	$22,833
Income (loss) from operations	5,857	(4,569)	1,235	(3,704)
Net income (loss)	6,244	(1,561)	1,601	(846)
Basic net income (loss) per share	0.28	(0.07)	0.07	(0.04)
Diluted net income (loss) per share	0.24	(0.07)	0.06	(0.04)

	February 3, 2007	As of January 28, 2006	October 28, 2006
		(As Restated) (1)
			(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Working capital	$38,784	$27,826	$32,979
Total assets	76,084	40,357	65,326
Shareholders’ equity	52,972	30,677	46,511

(1)	See Note 2, “Restatement of Consolidated Financial Statements,” of the Notes to Consolidated Financial Statements to our Annual Report on Form 10-K for the fiscal year ended February 3, 2007, filed with the SEC on April 20, 2007.

Book Value Per Share

We had a book value per share of $2.31 at February 3, 2007.

Ratio of Earnings to Fixed Charges

The following table sets forth our computation of our ratios of earnings to fixed charges for the periods specified:

Sigma Designs, Inc.

Computation of Ratios of Earnings to Fixed Charges

(Dollar amounts in thousands)

	Fiscal Year Ended		Nine Months Ended
	February 3, 2007	January 28, 2006	October 28, 2006
Pre-tax income (loss)	$6,672	$(1,491)	$2,846

Fixed charges:
Interest expense	76	34	64
Rentals—20%	184	138	142

Total fixed charges	260	172	205

Pre-tax income (loss) plus fixed charges	$6,932	$(1,319)	$3,051

Ratio of earnings to fixed charges	26.66	(7.67)	14.88

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. In calculating the ratio of earnings to fixed charges, earnings consist of income before income tax plus fixed charges. Fixed charges consist of interest expense plus that portion of rental expense representative of the interest element.

19. Miscellaneous.

We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will options be accepted from, option holders residing in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should elect to accept the offer with respect to your eligible options. You should rely only on the information contained or incorporated by reference in this Offer to Amend or documents to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained or incorporated by reference in this Offer to Amend and in the related offer documents. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.